Exhibit 3.1
AMENDMENT
TO
AMENDED AND RESTATED
BYLAWS
OF
HOME BANCSHARES, INC.

    Section 2 of Article III of the Amended and Restated Bylaws of Home BancShares, Inc. is hereby amended and replaced in its entirety to read as follows:

    2.    Number, Tenure and Qualifications. The number of directors shall be not less than two (2) nor more than seventeen (17), as determined by the shareholders or the directors subject to A.C.A. § 4-27-803. The directors shall be elected for a term of one (1) year and until their successors are elected and qualified. Directors need not be residents of Arkansas nor shareholders of the Corporation.
    ADOPTED by the Board of Directors of Home BancShares, Inc. at its regular meeting duly called and held on April 21, 2022.

                                /s/ Donna J. Townsell
                            Secretary